ZI CORPORATION

INSTRUMENT OF PROXY

THIS INSTRUMENT OF PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

The undersigned, being a common shareholder of Zi Corporation (the "Corporation"), hereby nominates, constitutes and appoints Milos Djokovic, President and Chief Executive Officer and a director of the Corporation, or failing him, Blair Mullin, Chief Financial Officer of the Corporation, or in the place and stead of the foregoing, __________________________________, the true and lawful attorney and proxy of the undersigned to attend, to act and vote in respect of the common shares held by the undersigned at the annual and special meeting of the common shareholders of the Corporation to be held on July 26, 2007, and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy in the following manner.

1. FOR [   ] OR WITHHOLD FROM VOTING [   ]

The election as directors for the ensuing year of the nominees as a group named in the management information circular accompanying this instrument of proxy.

2. FOR [   ] OR WITHHOLD FROM VOTING [   ]

The appointment of Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation at a remuneration to be fixed by the directors.

3. FOR [   ] OR AGAINST [   ]

The approval, with or without variation, of an ordinary resolution, as more particularly set forth in the management information circular accompanying this instrument of proxy relating to the approval of the revised stock incentive plan of the Corporation.

DATED this ___ day of _______________, 2007.

(Signature of Shareholder)

(Name of Shareholder)

(Number of Shares Voted)

Where a choice in respect to any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy will be voted in accordance with such specifications. If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote in favour of all matters set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the meeting.

IMPORTANT - SEE REVERSE

Instructions

To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Olympia Trust Company, 2300, 125-9th Avenue SE, Calgary, Alberta T2G 0P6, not later than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) prior to the meeting or any adjournment thereof. The Chairman of the meeting will have the discretion but is not obligated to accept instruments of proxy which are deposited with Olympia Trust Company or with the Chairman of the meeting less than forty eight (48) hours prior to the time of the meeting or any adjournment thereof.

A common shareholder has the right to appoint a person (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the Corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.